Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

July 1, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s partners with FUJIFILM and Global Response Aid for Avigan® (favipiravir), a potential treatment of COVID-19.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	AMIT AGARWAL	APARNA TEKURI
Hyderabad - 500034. Telangana, India.	amita@drreddys.com	aparnatekuri@drreddys.com
	(Ph: +91-40-49002135)	(Ph: +91-40- 49002446)

Dr. Reddy’s partners with FUJIFILM and Global Response Aid for Avigan® (favipiravir), a potential treatment of COVID-19

Hyderabad, India, July 01, 2020	For Immediate Release

Hyderabad, India, July 01, 2020 - Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, hereafter referred to as “Dr. Reddy’s”) announces partnering with FUJIFILM Corporation through FUJIFILM Toyama Chemical Co. Ltd. (hereafter referred to as “FUJIFILM”) and Global Response Aid (hereafter referred to as “GRA”) for the development, manufacture and sales of Avigan® Tablets (generic name: favipiravir), a potential treatment of COVID-19.

Under the tripartite agreement signed on 30th June 2020, FUJIFILM grants Dr. Reddy’s the exclusive rights of manufacturing and also grants both Dr. Reddy’s and GRA the rights to develop, sell and distribute Avigan® in all countries other than Japan, China and Russia. Dr. Reddy’s would have exclusive rights for development, selling and distribution of Avigan® in India. Further, FUJIFILM would receive an upfront license fee and royalties on sales from Dr. Reddy’s and GRA.

FUJIFILM will provide Dr. Reddy’s and GRA with an array of data on Avigan®’s preclinical and clinical studies that FUJIFILM has accumulated thus far. Dr. Reddy’s and GRA will use this data for clinical studies targeting COVID-19 in regions where infection has been spreading. In addition, FUJIFILM will grant Dr.Reddy’s right to use Avigan®’s patents of formulation and manufacturing method. Dr. Reddy’s will herewith establish a setup for manufacturing drugs of the same quality as Avigan®, and utilize GRA’s global sales network to supply the manufactured drugs swiftly and in a stable manner.

The FUJIFILM Group is currently conducting a clinical study on Avigan® targeting COVID-19 patients in Japan and the US, and is working to increase the drug’s production by partnering with domestic and overseas companies. Dr. Reddy’s and GRA shall introduce the product in the market post all applicable approvals in the respective countries.

About Avigan® Tablets

Avigan® Tablet, developed by FUJIFILM Toyama Chemical, was approved for manufacture and sale in Japan in 2014 as an influenza antiviral drug. The drug is to be considered for use only when there is an outbreak of novel or re-emerging influenza virus infections in which other influenza antiviral drugs are either not effective or insufficiently effective, and the Japanese government decides to use the drug as a countermeasure against such influenza viruses.

About Dr. Reddy’s: Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, hereinafter “Dr. Reddy's”) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy's offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy's operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About FUJIFILM Corporation, Tokyo, Japan is one of the major operating companies of FUJIFILM Holdings Corporation. The company brings cutting edge solutions to a broad range of global industries by leveraging its depth of knowledge and fundamental technologies developed in its relentless pursuit of innovation. Its proprietary core technologies contribute to the various fields including healthcare, graphic systems, highly functional materials, optical devices, digital imaging and document products. These products and services are based on its extensive portfolio of chemical, mechanical, optical, electronic and imaging technologies. For the year ended March 31, 2020, the company had global revenues of $21 billion, at an exchange rate of 109 yen to the dollar. Fujifilm is committed to responsible environmental stewardship and good corporate citizenship. For more information, please visit: holdings.fujifilm.com

About Global Response Aid
Global Response Aid (hereinafter “GRA”), based in Dubai, provides solutions to public health challenges. GRA was established by global logistics leader Agility to procure and develop certified diagnostic, testing and protective products and services used in the detection, treatment and prevention of COVID-19 and other public health threats. GRA works with trusted manufacturers to source safe, effective products for governments, health authorities and public institutions; frontline medical facilities; NGOs; and companies looking to safeguard workers and workplaces. GRA-sourced products include ventilators, thermal detection equipment, thermometers, masks, goggles, protective suits, nitrile gloves, cleaning and sanitation supplies, and point-of-care test kits. GRA's mobile phone app helps stop the spread of viruses through the use of community-driven contact tracing and alerts. GRA also deploys Mobile Diagnostic Testing Vehicles and trained teams that perform COVID-19 testing at schools and workplaces. For more information, please visit https://globalresponseaid.com/

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”